[VIVENDI UNIVERSAL LOGO]

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             VIVENDI UNIVERSAL ANNOUNCES VERY STRONG FIRST QUARTER
                     2001 RESULTS - AHEAD OF TARGETS - WITH
                       13% REVENUE1 AND 112% EBITDA GROWTH
                   FOR ITS MEDIA AND COMMUNICATIONS BUSINESSES
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   Highlights For All Media and Communications Businesses
   ------------------------------------------------------

  - Revenues increased 13.4% to 5.0 billion euros, excluding Universal Studios Group (USG) Filmed Entertainment, for media and communications businesses. Total revenues grew approximately 10% to 5.9 billion euros;
  - EBITDA grew 112% to 900 million euros for media and communications businesses;

  - The Company is ahead of cost-savings target of 200 million euros for 2001, with early wins in the quarter representing an annual impact of more than 140 million euros;

  - Management reiterates its confidence in meeting its 2001 revenue growth target of 10% (excluding USG Filmed Entertainment) and 35% EBITDA growth

   Highlights By Business
   ----------------------

  - MUSIC EBITDA was up 15% to 180 million euros reflecting strong market share and a revenue increase of 3%;
  - TELECOMS EBITDA increased more than 3 fold to 433 million euros and revenues were up 30%;
  - TV AND FILM EBITDA more than doubled to 284 million euros. Revenues were up 13%, excluding USG Filmed Entertainment;
  -   PUBLISHING EBITDA increased 16% with revenues up 5.5%
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PARIS,  APRIL 23, 2001 - Vivendi  Universal  [PARIS  BOURSE:  EX FP; NYSE:  V]
today  announced  that, for first quarter of 2001, the Company  generated very
strong   EBITDA   (earnings   before   interest,   taxes,   depreciation   and
amortization) growth with 900 million euros, an increase of 112% or an incremental 475 million euros over the first quarter of the prior year. Revenues for the same period were 5.9 billion euros, representing a nearly 10% increase over 2000, or 13%, excluding the revenues of USG Filmed Entertainment2.

Pro forma EBITDA for the first quarter of 2000 was 425 million euros; revenues were 5.3 billion euros.
________________
1  Excluding Universal Studios Group (USG) Filmed Entertainment
2  Basis for market guidance of 10%

                              VIVENDI UNIVERSAL
                   MEDIA AND COMMUNICATIONS - FIRST QUARTER
                        (MILLIONS OF EUROS, UNAUDITED)

                                          2001                2000
                                         Actual             Pro Forma
                                      --------------      --------------

     REVENUES
      Music                                    1446                1400
      Publishing                                817                 775
      TV & film                                2077                2008
      Telecoms                                 1495                1153
      Internet                                   19                   2
                                      --------------      --------------
      Media and Communications                 5854                5338
      Holding & Corporate                         -                   2
                                      --------------      --------------
      TOTAL MEDIA & Communications             5854                5340
                                      ==============      ==============

     EBITDA
      Music                                     180                 157
      Publishing                                103                  88
      TV & film                                 284                 121
      Telecoms                                  433                 140
      Internet                                 (49)                (18)
                                      --------------      --------------
      Media and Communications                  951                 488
      Holding & Corporate                       (51)                (63)
                                      --------------      --------------
      TOTAL MEDIA & COMMUNICATIONS              900                 425
                                      ==============      ==============


                  CEO COMMENTS ON EBITDA AND REVENUE RESULTS

"I am very pleased with Vivendi Universal's outstanding performance in our first quarter as a new company. All our results meet or exceed our key operating targets. We created significant momentum by delivering solid first quarter 2001 results in EBITDA, which more than doubled, and by generating double digit revenue growth," said Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal.

"These results show the focus and dedication of all our management teams, in executing the unique promise of Vivendi Universal around its global strategy. This is a great beginning. With our momentum, our targets and the drive of our executive team, I am extremely confident that, for Media and Communications, we will reach our annual EBITDA and revenue growth targets of 35% and 10%, respectively in 2001 and 2002 and achieve superior returns for Vivendi Universal shareholders."

"Finally," Jean-Marie Messier added, "We are also ahead of targets for the synergies which indicate that the path of integration between our teams is great. My only focus is and remains execution of this compelling media merger."
                                   - more -

                              BUSINESS SYNERGIES

As to cost saving synergies implemented during the first quarter of 2001, savings in areas of procurement, logistics, headquarters and computer systems have totaled nearly 140 million euros (yearly impact), positioning the Company ahead of schedule in achieving an annual cost savings objective of 200 million euros in 2001. As previously announced, the Company is confident that it will be able to achieve 420 million euros in total annual cost savings by the end of 2002.

Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute an additional 1 billion euros at the revenue line, resulting in an annual EBITDA contribution of 220 million euros. Synergies identified cut across the Company's content and access business units and rely on new products and aggressive cross-marketing actions.

For each of the Company's products - such as movies, music, CD's, books - the Vivendi Universal merger is an exceptional reservoir of supplementary growth, and will create new opportunities in the areas of dissemination and production. The Company has already identified and is working on about 20 new revenue-generating projects. Vivendi Universal has already estimated that it will achieve an additional EBITDA of 220 million euros in 2002, and more than 400 million euros in 2003.


                           BUSINESS UNIT HIGHLIGHTS

 - MUSIC: Universal Music Group's (UMG) strong 2000 performance continued into first quarter 2001. In the quarter, UMG generated double-digit EBITDA growth of 15% to 180 million euros and revenue growth of 3%. The revenue growth was primarily due to strong sales in North America, where UMG increased its market share by 2 points, and Europe, particularly in the U.K. and France. EBITDA growth reflects strong performances in the U.K. and North America and by Music Publishing, combined with worldwide cost savings.

   North America accounted for 42% of revenues, Europe accounted for 42%, Asia Pacific contributed 12% and Latin America accounted for the remaining 4%.

   Major album sales in the quarter included those by Shaggy, Limp Bizkit, Eminem, 2 Pac, O Brother Where Art Thou Original Sound Track and U2, among others. Notable success was achieved in the U.K. and Germany with new releases from bands created in the "Popstars" TV show. Both Hear-Say in the U.K. and No Angels in Germany entered their respective singles and albums charts at #1. Additionally, the strength of UMG's catalog was once again demonstrated with ABBA selling over one million units in the period, driven by the re-promotion of their recordings in Japan.

   In the U.S., according to SoundScan, Universal Music increased its current album market share to 28.3%, more than 11 percentage points above its closest competitor.

                                    - more -

   In terms of focused strategy in the music business, a high priority for the Company is delivering music to consumers online. To that end, Duet, the online digital music subscription service jointly owned by UMG and Sony Music Entertainment, announced an alliance with Yahoo! to present and market - on a non-exclusive basis - the on-demand music subscription service on the Yahoo! network and Yahoo! Music. The Duet service is expected to launch late Summer 2001, first with streaming music and plans to add downloads shortly thereafter. The Company will continue to forge alliances and enter into other agreements that will provide a leadership role in the online music market.

   UMG also recently entered into a strategic distribution alliance with Univision, the leading Spanish-language television broadcast company in the U.S. and Disa, a leading independent Spanish-language label.

 - TELECOMS: The Company pursued its policy of continually optimizing market shares and the profits freed up by SFR. The Company did not follow the promotions offered at certain times, specifically in January, by its competitors. Vivendi Universal continued to emphasize the decrease of acquisition costs (-10%) and pursued an orientation toward customers who generate the highest revenues. The results of this strategy are convincing and resulted in a strong increase of SFR's profitability: a near three-fold increase in SFR's EBITDA and a 26% increase in revenue in first quarter 2001, versus the comparable period last year. Vivendi Universal's net customer base increased by 424,000 in three months, and the Company maintained market share at approximately 34%. Although these results cannot be extrapolated over the whole year, since the first quarter of 2000 was challenging for the cellular phone market, the strong first quarter results indicate that Telecoms is well-positioned to achieve its 2001 targeted EBITDA growth.

   Operating conditions for the Company's fixed telephony activities simultaneously continued to improve in first quarter 2001, resulting in revenue growth of 60% and a 25% reduction in EBITDA losses, respectively. Telecoms achieved a 433 million euro EBITDA for the first quarter, securing close to two thirds of the full-year incremental EBITDA target.

 - TV AND FILM: In first quarter 2001, EBITDA from the TV and Film business more than doubled to 284 million euros on revenue growth of 3%. Revenues increased 13%, excluding the results of USG Filmed Entertainment, which, as anticipated, declined in the first quarter.

   At Canal+, EBITDA increased 27% to 150 million euros and revenues increased 11%, primarily due to the impacts of its strong subscriber base, combined with a 19% increase in CanalSatellite revenue, a 22% increase in Telepiu revenue and reduced costs in the Italian market. The number of digital subscribers increased 32% to 5.7 million over first quarter 2000 and 7% since the beginning of the year, on target with the Company's growth projections of 30% for the full year. With over 200 channels and services, CanalSatellite is the leading TV operator in France in the direct-to-home digital market.


                                   - more -

   At Universal Studios, EBITDA increased to 134 million euros in first quarter 2001 from 3 million euros in the first quarter of 2000 on a slight decline in revenues from the film business, partially offset by an increase in recreation revenues. The significant improvement in EBITDA primarily reflects the solid performance of the motion picture business. The success of Hannibal in 2001 and several films released in 2000, including Meet The Parents, Gladiator, Bring It On, Family Man and Dr. Seuss' How The Grinch Stole Christmas, among others, resulted in improved earnings in first quarter 2001.

   Additionally,  the development of programs  designed to manage  production,
   marketing,   participation   and  overhead  and   development   costs  also
   contributed to improved results.

   NEW  RELEASES:  On  May  4,  Universal  Pictures  will  release  The  Mummy
   -------------
   Returns, the sequel to its 1999 worldwide blockbuster. (The Mummy, which was a record-breaking global success in 1999, has surpassed $400 million in worldwide box office gross.) Coming this summer from Universal Pictures and Amblin Entertainment is Jurassic Park 3, which will continue the series begun in 1993 with Jurassic Park and its 1997 sequel The Lost
   World: Jurassic Park - which together have generated more than $1.5 billion in combined worldwide box office revenue.

   In recreation, on March 31, Universal Studios celebrated the grand opening of Universal Studios Japan (USJ), the Company's fifth theme park worldwide. USJ features the most popular attractions from the existing Universal Studios motion picture and television theme parks, as well as several new attractions unique to Japan, and draws from a market of over 36 million people within a 100-mile radius.

   In terms of executing strategies in the TV and Film business, Universal Studios and DreamWorks announced a five-year extension of their distribution agreement. Also, in the TV and Film business, Vivendi Universal will continue to amplify growth in the DVD market, as well as prepare for the dissemination of online films in the face of the growth expected in broadband technologies.

 - PUBLISHING (formerly Havas): In first quarter 2001, revenues increased 5.5%, and EBITDA increased 16% versus the comparable period last year. The improved performance was largely due to strong performance in literature, continued strength in Interactive Games.

   In terms of executing strategies in the PUBLISHING business, in the field of EDUCATION, the Company launched in February 2001 its education.com portal, which provides access to 170 million individuals who, each year, buy at least one piece of educational software produced by the Company's teams - such as, Adi, Adibou or Jump Start.

   In the field of GAMES, the Company's Flipside-Uproar merger creates for Vivendi Universal the world's first online gaming site that should break even before year-end.


                                    - more -

 - INTERNET: Through Vivendi Universal Net, Internet-based activities are focused on achieving growth, primarily through selective investments, the strong internal growth of its subsidiaries and the development of applications that are not dependent on advertising as a revenue stream. In 2000, the unit's losses totaled 183.7 million euros, an amount that is expected to be reduced by one third in 2001.

   In strategic Internet activities, the launch of Vizzavi was staggered over several months due to the inability of manufacturers to provide GPRS (General Packet Radio Service) terminals that will permit the development of Internet-based cellular services. Vizzavi, the Company's multi-access Internet portal developed last year in conjunction with Vodafone, is now active, with more than 750,000 registered users in England and the Netherlands. Vizzavi will launch in France in late May, in Italy in July and in Germany by year-end. On this basis, the Company expects to have more than 2 million registered users by July, directly positioning Vizzavi as one of the biggest European portals, once GPRS services become available to cellular telephone customers. Vizzavi will offer unified messaging - for voice and e-mails - by year-end.

   NOTE: The unaudited results in this press release are presented on a French GAAP-basis for Canal+ and Vivendi Universal Publishing and a U.S. GAAP basis for all other businesses. This release is intended to be an interim report on the Company's progress in achieving its full-year media and communications revenue and EBITDA targets. As previously indicated, Vivendi Universal will report unaudited U.S. GAAP financial results on a quarterly basis beginning in 2002.

   VIVENDI UNIVERSAL - COMPANY DESCRIPTION

   MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.


                                    - more -

   IMPORTANT DISCLAIMER

   This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

   CONTACTS

   MEDIA RELATIONS:                      INVESTOR RELATIONS:
   PARIS                                 PARIS
   Catherine Gros                        Ariane de-Lamaze
   011-33-1-71-71-1711                   011-33-1-71-71-1084
   Antoine Lefort                        NEW YORK
   011-33-1-71-71-1180                   Eileen McLaughlin
   Alain Delrieu                         212.572.8961
   011-33-1-71-71-1341
   NEW YORK
   Anita Larsen
   212.572.1118
   Mia Carbonell
   212.572.7556


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